Dreyfus Connecticut Municipal Money Market Fund, Inc.

ANNUAL REPORT September 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Connecticut Municipal Money Market Fund, Inc. covers the 12-month period from October 1, 2003, through September 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Although the U.S. economy has alternated between signs of strength and weakness, the Federal Reserve Board raised short-term interest rates three times during the reporting period. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional, gradual increases are likely to follow. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

For many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus Connecticut Municipal Money Market Fund, Inc. perform during the period?

For the 12-month period ended September 30, 2004, the fund produced a yield of 0.47%. Taking into account the effects of compounding, the fund produced an effective yield of 0.47%.[1]

We attribute the fund's returns to low short-term interest rates. However, money market yields began to rise in the spring of 2004, in advance of three moves by the Federal Reserve Board (the "Fed") toward a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term municipal obligations that provide income exempt from federal and Connecticut state income taxes.

In pursuing the fund's investment approach, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality money market instruments that provide income exempt from federal and Connecticut state income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in Connecticut's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the fund's weighted average maturity, which should position the fund to purchase new securities with then-current higher yields, if higher yields materialize as a result of an increase in short-term supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Money market yields remained anchored by the 1% federal funds rate for much of the reporting period as inflationary pressures appeared to remain low and the Fed indicated that it could be "patient" before raising short-term interest rates. In the spring of 2004, however, money market yields began to climb when higher energy prices and stronger-than-expected job growth fueled investors' concerns that inflationary pressures might be rising. Indeed, between June and September 2004, the Fed increased its target for the overnight federal funds rate three times, driving the overnight federal funds rate from 1% to 1.75%.

As the national economy improved, so did the fiscal condition of many states, including Connecticut. Higher tax revenues enabled the state to end its 2004 fiscal year with a small budget surplus, which was used to replenish its rainy day fund. Although the state experienced political turmoil culminating in the resignation of Governor Rowland, these developments had no apparent effect on the state's tax-exempt securities, and the major bond rating agencies affirmed the state's "double-A" credit ratings.

In this market environment, we continued to invest in high-quality money market securities from Connecticut issuers. However, with interest rates rising, we recently have focused on securities with maturities of approximately six months or less. This strategy is designed to maintain the flexibility we need to capture higher yields as they become available. Accordingly, by the end of the reporting period, the fund's weighted average maturity had fallen from a position we considered longer than industry averages to a range that was just slightly longer than average. To achieve this position, we invested a substantial portion of the fund's assets in variable-rate demand notes on which yields are reset weekly, and we complemented those holdings with short-term municipal bonds and notes. We also have added small positions in tax-exempt commercial paper in an attempt to capture incrementally higher yields.

In addition, we have attempted to "ladder" the balance of the fund's holdings so that securities mature — and funds can be reinvested — at regular intervals through October 2005. This strategy is designed to ensure liquidity and guard against the possibility that a disproportionate amount of securities may mature during a time of unusually low reinvestment rates.

What is the fund's current strategy?

Investors apparently believe that the Fed's recent rate-hikes were the first three in a series of increases, as evidenced by a recent increase in the yield differences among money market instruments of various maturities. Despite the availability of higher yields at the longer end of the maturity spectrum, we currently believe it is prudent to limit the fund's weighted average maturity in anticipation of further rate hikes. In our judgment, a relatively cautious investment posture makes sense until the economy's strength and the Fed's intentions become clearer.

October 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield would have been lower*

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Connecticut Municipal Money Market Fund, Inc. from April 1, 2004 to September 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2004

Expenses paid per $1,000†	$ 3.05
Ending value (after expenses)	$1,002.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2004

Expenses paid per $1,000†	$ 3.08
Ending value (after expenses)	$1,021.95

† *Expenses are equal to the fund's annualized expense ratio of .61%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2004

Tax Exempt Investments−101.9%	Principal Amount ($)	Value ($)
Connecticut−100.0%		
Town of Berlin, GO Notes 2.70%, 6/15/2005	570,000	573,962
Branford, GO Notes 4.50%, 5/15/2005 (Insured; FGIC)	100,000	101,903
State of Connecticut:		
Airport Revenue (Bradley International Airport):		
3.60%, 10/1/2004 (Insured; FGIC)	100,000	100,000
Refunding 7.40%, 10/1/2004 (Insured; FGIC)	145,000	145,000
GO Notes:		
3%, 4/15/2005	505,000	509,701
VRDN 1.73% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	11,550,000 a	11,550,000
Connecticut Clean Water Fund:		
Revenue:		
5.875%, 11/1/2004	100,000	100,396
5.875%, 5/1/2005	200,000	205,031
Water Revenue 4%, 10/1/2004	140,000	140,000
Connecticut Development Authority:		
EDR, Refunding		
5.15%, 11/15/2004	100,000	100,444
VRDN:		
IDR:		
(Energy Network Sina Project)		
1.75% (LOC; Bank of America)	3,000,000 a	3,000,000
(Imperial Electric Assembly Project)		
1.83% (LOC; Wachovia Bank)	1,695,000 a	1,695,000
(Lapham-Hickey Steel Corp.)		
1.83% (LOC; Bank of Montreal)	1,500,000 a	1,500,000
Refunding (Capitol District Energy Project)		
1.75% (LOC; Bank of America)	10,500,000 a	10,500,000
(SHW Inc. Project)		
1.73% (LOC; Deutsche Bank)	5,600,000 a	5,600,000
PCR:		
(Connecticut Light and Power Co. Project)		
1.73% (Liquidity Facility; Merrill Lynch)	1,750,000 a	1,750,000
(Western Massachusetts Electric Co.)		
1.73% (Liquidity Facility; Merrill Lynch)	3,800,000 a	3,800,000
Water Facility Revenue, Refunding		
(Connecticut Water Co. Project):		
1.53% (LOC; Citizens Bank of Rhode Island)	1,150,000 a	1,150,000
1.58% (LOC; Citizens Bank of Rhode Island)	1,250,000 a	1,250,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Connecticut Health and Educational Facilities Authority:		
College and University Revenue:		
6%, 11/1/2004 (Insured; MBIA)	250,000	251,014
VRDN (University of Hartford)		
1.69% (LOC; Citizens Bank of Rhode Island)	3,000,000 [a]	3,000,000
Private Schools Revenue, VRDN (Westminster School)		
1.70% (LOC; Bank of America)	6,050,000 [a]	6,050,000
Recreational Revenue, VRDN (Greater Hartford YMCA)		
1.70% (Insured; AMBAC and Liquidity Facility;		
Bank of America)	2,100,000 [a]	2,100,000
Revenue, VRDN (Eastern Connecticut Health)		
1.70% (LOC; Comerica Bank)	5,000,000 [a]	5,000,000
Connecticut Housing Finance Authority, Revenue		
Housing Mortgage Finance Program:		
1.25%, 11/15/2004	100,000	99,996
4.95%, 11/15/2004	100,000	100,452
1.20%, 12/22/2004	2,935,000	2,935,000
VRDN:		
1.70% (Insured; AMBAC and Liquidity		
Facility; FHLB)	7,000,000 [a]	7,000,000
1.74% (GIC; Rabobank Nederland and		
Liquidity Facility; Merrill Lynch)	4,950,000 [a]	4,950,000
1.78% (Liquidity Facility; FHLMC)	8,656,000 [a]	8,656,000
Connecticut Municipal Electric Energy		
Cooperative Power Supply System, Electric,		
Power and Light Revenues		
5%, 1/1/2005 (Insured; MBIA)	1,115,000	1,125,603
Connecticut Special Assessment Second Injury Fund		
Special Assessment Revenue		
5.50%, 1/1/2005 (Insured; AMBAC)	250,000	252,754
Connecticut Special Tax Obligation		
Transportation Infrastructure Program:		
Fuel Sales Tax Revenue:		
3%, 12/1/2004	565,000	566,622
2%, 1/1/2005	3,000,000	3,005,854
Special Tax Revenue:		
Refunding 5%, 10/1/2004	2,525,000	2,525,000
VRDN 1.70% (Insured; FGIC and Liquidity Facility;		
Dexia Credit Locale)	12,000,000 [a]	12,000,000
Transit Revenue 5%, 11/1/2004	100,000	100,276

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Town of East Haven, GO Notes, BAN		
2%, 4/26/2005	3,905,000	3,918,628
Town of Ellington, GO Notes		
3.45%, 12/15/2004 (Insured; AMBAC)	375,000	376,713
Hamden, GO Notes, BAN		
2.625%, 7/29/2005	7,580,000	7,641,968
Hartford County Metropolitan District, GO Notes		
6.70%, 10/1/2004	125,000	125,000
Town of Madison, GO Notes		
2%, 3/15/2005	300,000	301,210
City of Milford, GO Notes:		
5%, 11/1/2004	120,000	120,389
6.70%, 2/1/2005	300,000	305,516
Monroe, GO Notes 4%, 4/15/2005	200,000	202,751
City of New Haven:		
CP 1.46%, 12/15/2004 (LOC; Landesbank		
Hessen-Thuringen Girozentrale)	3,000,000	3,000,000
GO Notes:		
5.75%, 11/1/2004 (Insured; FSA)	215,000	215,839
7%, 2/15/2005 (Insured; FGIC)	750,000	766,276
New Haven Air Rights Parking Facility		
Auto Parking Revenue, Refunding		
4.50%, 12/1/2004 (Insured; AMBAC)	235,000	236,302
City of New London, GO Notes, Refunding		
4%, 2/1/2005 (Insured; AMBAC)	310,000	312,666
New Milford, GO Notes		
4.45%, 1/15/2005	100,000	100,886
Newington, GO Notes		
3.25%, 5/15/2005 (Insured; MBIA)	435,000	439,397
Town of North Branford, GO Notes, Refunding		
2.50%, 10/1/2004 (Insured; FSA)	100,000	100,000
Northeast Tax Exempt Bond Grantor Trust, Revenue		
VRDN 1.82% (LOC; Bank of America)	3,630,000 [a]	3,630,000
Regional School District Number 004, GO Notes		
4.50%, 2/1/2005 (Insured; MBIA)	750,000	758,458
Regional School District Number 010, GO Notes		
Refunding 3.50%, 10/15/2004 (Insured; MBIA)	175,000	175,160

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Regional School District Number 013, GO Notes:		
2%, 12/15/2004 (Insured; MBIA)	450,000	450,821
BAN 2%, 3/15/2005	800,000	803,216
Shelton Housing Authority, Revenue VRDN (Crosby Commons Project)		
1.71% (LOC; Wachovia Bank)	1,745,000 a	1,745,000
Town of Southbury, GO Notes		
3.25%, 2/1/2005 (Insured; MBIA)	280,000	282,006
Town of Southington, GO Notes		
5%, 2/1/2005 (Insured; AMBAC)	460,000	465,897
Stonington, GO Notes:		
6.10%, 2/15/2005	495,000	503,679
BAN 3%, 10/13/2005	2,000,000	2,023,500
Stratford, GO Notes, Refunding		
4.50%, 2/15/2005 (Insured; FSA)	975,000	987,318
University of Connecticut, GO Notes:		
2%, 2/15/2005	200,000	200,554
3.85%, 4/1/2005	100,000	101,294
Town of Wallingford, GO Notes:		
5.40%, 6/1/2005	435,000	446,288
Refunding 2%, 12/1/2004	645,000	645,850
Town of Watertown, GO Notes		
5%, 4/1/2005 (Insured; MBIA)	275,000	280,231
City of West Hartford, GO Notes		
3%, 1/15/2005	1,200,000	1,206,506
West Haven, GO Notes, BAN		
2%, 1/27/2005	4,875,000	4,880,895
Windsor, GO Notes:		
4%, 3/15/2005	255,000	258,257
BAN 1.60%, 3/10/2005	1,705,000	1,709,062
Windsor Locks, GO Notes, Refunding		
2.125%, 3/15/2005	100,000	100,392
Wolcott, GO Notes, BAN		
3%, 9/22/2005	2,730,000	2,764,016

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related−1.9%		
Commonwealth of Puerto Rico Revenue, VRDN, Merlots Program 1.71% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,000,000 [a]	1,000,000
Guam International Airport Authority, Port, Airport and Marina Revenue 2.50%, 10/1/2004 (Insured; MBIA)	1,255,000	1,255,000
Guam Power Authority, Electric, Power and Light Revenues 6.75%, 10/1/2004	550,000 [b]	561,000
Total Investments (cost $148,887,932)	**101.9%**	**148,887,949**
Liabilities, Less Cash and Receivables	**(1.9%)**	**(2,831,525)**
Net Assets	**100.0%**	**146,056,424**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**FSA**	Financial Security Assurance
		GIC	Guaranteed Investment Contract
BAN	Bond Anticipation Notes	**GO**	General Obligation
CP	Commercial Paper	**IDR**	Industrial Development Revenue
EDR	Economic Development Revenue	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLB	Federal Home Loan Bank		
FHLMC	Federal Home Loan Mortgage Corporation	**PCR**	Pollution Control Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	68.0
AAA, AA, A[c]		Aaa, Aa, A[c]		AAA, AA, A[c]	15.0
Not Rated[d]		Not Rated[d]		Not Rated[d]	17.0
					100.0

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
September 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	148,887,932	148,887,949
Interest receivable		638,620
Prepaid expenses		9,585
		149,536,154
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		66,207
Cash overdraft due to Custodian		1,332,672
Payable for investment securities purchased		2,023,500
Accrued expenses		57,351
		3,479,730
Net Assets ($)		**146,056,424**
Composition of Net Assets ($):		
Paid-in capital		146,071,330
Accumulated net realized gain (loss) on investments		(14,923)
Accumulated gross unrealized appreciation on investments		17
Net Assets ($)		**146,056,424**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		146,082,773
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2004

Investment Income ($):	
Interest Income	**1,692,876**
Expenses:	
Management fee–Note 2(a)	773,492
Shareholder servicing costs–Note 2(b)	137,130
Professional fees	46,911
Custodian fees	19,746
Registration fees	13,879
Directors' fees and expenses–Note 2(c)	11,720
Prospectus and shareholders' reports	11,196
Miscellaneous	19,123
Total Expenses	**1,033,197**
Less–reduction in management fee due to undertaking–Note 2(a)	(35,618)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(26,845)
Net Expenses	**970,734**
Investment Income–Net	**722,142**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	(1,637)
Net unrealized appreciation (depreciation) on investments	17
Net Realized and Unrealized Gain (Loss) on Investments	**(1,620)**
Net Increase in Net Assets Resulting from Operations	**720,522**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2004	2003
Operations ($):		
Investment income−net	722,142	1,195,106
Net realized gain (loss) on investments	(1,637)	(10,138)
Net unrealized appreciation (depreciation) on investments	17	(1,400)
Net Increase (Decrease) in Net Assets Resulting from Operations	**720,522**	**1,183,568**
Dividends to Shareholders from ($):		
Investment income−net	**(722,142)**	**(1,195,106)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	217,904,038	358,047,421
Dividends reinvested	707,106	1,172,959
Cost of shares redeemed	(233,267,895)	(395,857,188)
Increase (Decrease) in Net Assets from Capital StockTransactions	**(14,656,751)**	**(36,636,808)**
Total Increase (Decrease) in Net Assets	**(14,658,371)**	**(36,648,346)**
Net Assets ($):		
Beginning of Period	160,714,795	197,363,141
End of Period	**146,056,424**	**160,714,795**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.005	.006	.010	.027	.031
Distributions:					
Dividends from investment income−net	(.005)	(.006)	(.010)	(.027)	(.031)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.47	.57	.99	2.70	3.19
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.64	.65	.65	.61	.68
Ratio of net expenses to average net assets	.63	.64	.64	.61	.65
Ratio of net investment income to average net assets	.47	.58	1.00	2.60	3.15
Net Assets, end of period ($ x 1,000)	146,056	160,715	197,363	254,824	200,892

See notes to financial statements.

NOTE 1—Significant Accounting Policies

Dreyfus Connecticut Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $14,923 is available to be applied against future net securities profits, if any, realized subsequent to September 30, 2004. If not applied, $573 of the carryover expires in fiscal 2007, $2,575 expires in fiscal 2008, $10,138 expires in fiscal 2011 and $1,637 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2004 and September 30, 2003, respectively, were all tax exempt income.

During the period ended September 30, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for expired capital loss carryovers, the fund increased accumulated net gain (loss) on investment by $11,443 and decreased paid in capital by the same amount.

At September 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from October 1, 2003 through September 30, 2004 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .65 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $35,618 during the period ended September 30, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining share-holder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other informa-tion, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2004, the fund was charged $87,684 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing per-sonnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2004, the fund was charged $35,544 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $63,077, and transfer agency per account fees $3,563, which are offset against an expense reimbursement currently in effect in the amount of $433.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compen-sation and continues to do so under the new compensation structure.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the direc-tors of all or substantially all of the Dreyfus funds, on behalf of a pur-ported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Connecticut Municipal Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Connecticut Municipal Money Market Fund, Inc., including the statement of investments, as of September 30, 2004 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Connecticut Municipal Money Market Fund, Inc. at September 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended September 30, 2004 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

Samuel Chase (72)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

Gordon J. Davis (63)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
- President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies, Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

Joni Evans (62)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

———————————

Arnold S. Hiatt (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

———————————

Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (98 investment companies, comprising 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. Mr. Connolly has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001. Mr. Connolly is 47 years old.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Connecticut Municipal
Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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